YM BIOSCIENCES INC.

CONTROLLED EQUITY OFFERINGSM

AMENDMENT NO. 1 TO THE SALES AGREEMENT

January 7, 2011
CANTOR FITZGERALD & CO.
499 Park Avenue
New York, NY 10022

Ladies and Gentlemen:

Reference is made to the Sales Agreement, dated April 23, 2010 (the “Sales Agreement”), between Cantor Fitzgerald & Co. (“CF&Co”) and YM Biosciences Inc. (the “Company”), a corporation continued under the Nova Scotia Companies Act, pursuant to which the Company will sell through CF&Co, as sales agent, up to 7,750,000 shares of the Company’s common shares with no par value (the “Shares”).  All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Sales Agreement.  CF&Co and the Company desire to make certain amendments to the Sales Agreement and, therefore, the Sales Agreement is hereby amended by this Amendment No 1 thereto as follows:

1.
In Section 5(a) of the Sales Agreement, the reference to “a final short form base shelf prospectus dated September 16, 2009 relating to the offering of up to an aggregate US$75,000,000” shall be replaced with “an amended and restated short form base shelf prospectus dated November 30, 2010, which amends and restates the short form base shelf prospectus dated September 16, 2009 relating to the offering of up to an aggregate US$115,000,000”.

2.
In Section 5(b) of the Sales Agreement, the reference to “a registration statement on Form F-10 (Registration No. 333-161786)” shall be replaced with “a registration statement on Form F-10 (Registration No. 333-170872)”.

3.
In Section 5(e) of the Sales Agreement, the reference to “the Registration Statement became effective on September 17, 2009” shall be replaced with “the Registration Statement became effective on December 1, 2010”.

4.	In Section 5(n) of the Sales Agreement, the phrase “, Cytopia Limited” shall be inserted immediately following “YM Biosciences USA Inc.”

5.
In Section 12 of the Sales Agreement, the reference to “fax no. (212) 884-8494, Attention: Dean M. Colucci” shall be replaced with “fax no. (212) 884-8466, Attention: Daniel I. Goldberg” and the reference to “Attention: David Allan” shall be replaced with “Attention: Nick Glover”.

6.	The first sentence of the Placement Notice attached as Exhibit A to the Sales Agreement is amended to add “as amended on January 7, 2011” immediately before “(the “Agreement”)” at the end thereof.

7.	The list of contacts under “YM Biosciences Inc.” in Exhibit B to the Sales Agreement shall be amended to include “Nick Glover (nglover@ymbiosciences.com)”.

8.
The first sentence of the Officer Certificate attached as Exhibit D to the Sales Agreement is amended to add “as amended on January 7, 2011” immediately before “(the “Sales Agreement”)” at the end thereof.

9.	The Company will file Prospectus Supplements reflecting this Amendment No. 1 to the Sales Agreement on the date hereof.

10.	In all other respects, the Sales Agreement remains in full force and effect.

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If the foregoing correctly sets forth the understanding between the Company and CF&Co, please so indicate in the space provided below for that purpose, whereupon this Amendment No. 1 to the Sales Agreement shall constitute a binding agreement between the Company and CF&Co.

Very truly yours,

YM BIOSCIENCES INC.

By:	/s/ Nick Glover
Name:	Nick Glover
Title:	President and Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD & CO.

By:  /s/ Jeffrey Lumby
Name:  Jeffrey Lumby
Title:  Managing Director